Opticyte, Inc.

ANNUAL REPORT

4000 MASON RD, SUITE 300
SEATTLE, WA 98195
(206) 250-4827
http://opticyte.com

This Annual Report is dated April 24, 2026.

BUSINESS

Company IP

The Company has applied for the following patents: US-2022-0333986-A1 filed with USPTO on April 14, 2022 WO 2022-221579 filed as a PCT application on April 14, 2022, US-2024-0426662-A1 filed on August 30, 2024, and WO 2024-259447-A1 filed on 6/17/2024. In addition to this, Opticyte is keeping the algorithm to determine Cell O2 a trade secret and has applied for a trademark for "VitalO2" that was published on June 18, 2024 Opticyte has a license agreement with the University of Washington (UW) that covers two issued patents, 9,591,999 and 10,463,286. UW has a 5% equity stake in the Company that will not be diluted until the Company raises $2M in a Qualified Offering. The Company pays UW a minimum annual royalty on a negotiated schedule that is hooked to development and commercial milestones.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $3,000,000.00
Use of proceeds: Development of pulse oximetry method; patent filings; pre-sub meetings with FDA regarding pivotal clinical study for Cell O2 De Novo application; operations (corporate legal, accounting, employee salaries and benefits)
Date: April 01, 2024
Offering exemption relied upon: Section 4(a)(2)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

How long can the business operate without revenue:

We believe we can operate without revenue generation for 3 years or more.

Foreseeable major expenses based on projections:

Pivotal clinical study for Cell O2; complete the development of pulse ox algorithm; product design for manufacturing; 510(k) submission and clearance for pulse ox; FDA submission and clearance for Cell O2; sales and marketing.

Future operational challenges:

Future challenges would be related to seeking 510(k) clearance for our pulse oximetry measurement and De Novo clearance for our Cell O2 measurement. We will then pursue cost-efficient ramping up of sales.

Future challenges related to capital resources:

Completing the design for manufacturing within budget, completing the testing needed for 510(k) clearance of pulse oximetry measurement.

Future milestones and events:

After receiving De Novo granting for Cell O2, Opticyte plans to enter the hospital market with the initial launch of Cell O2. After the expected FDA clearance for Cell O2, Opticyte intends to place devices with early adopters for evidence generation. VitalO2 will be the only device capable of providing definitive recognition of low systemic oxygen levels, enabling early detection of sepsis.

Achieving these milestones will not only generate expected revenue, but we believe it will also position the Company for investment to get to breakeven.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 91346.

Debt

Creditor: Convertible Note
Outstanding balance: $2,327,772
Interest rate: 6%
Material terms: In the event that the Payor issues and sells shares of its Equity Securities to investors (the "Investors") on or Maturity Date in an equity financing with total proceeds to the Payor of not less than $2,000,000 (excluding the conversion of the Notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holders into such Equity Securities at a conversion price equal to the lesser of (i) 75% of the price per share paid by the Investors purchasing the Equity Securities and (ii) the quotient obtained by dividing $4,500,000 by the total number of the Company's equity securities outstanding on a fully-diluted basis immediately prior to the Qualified Financing, and otherwise on the same terms and conditions as given to the Investors.

Creditor: Convertible Note
Outstanding balance: $1,475,453
Interest rate: 8%
Material terms: In the event that the Payor issues and sells shares of its Equity Securities to investors (the "Investors") on or Maturity Date in an equity financing with total proceeds to the Payor of not less than $2,000,000 (excluding the conversion of the Notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holders into such Equity Securities at a conversion price equal to the lesser of (i) 75% of the price per share paid by the Investors purchasing the Equity Securities and (ii) the quotient obtained by dividing $6,000,000 by the total number of the Company's equity securities outstanding on a fully-diluted basis immediately prior to the Qualified Financing, and otherwise on the same terms and conditions as given to the Investors.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lorilee Siu Lin Arakaki

Lorilee Siu Lin Arakaki's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Principal Accounting Officer and Board Director
Dates of Service: May 2016 — Present
Responsibilities: I am a co-founder and the CEO of Opticyte.

Name: Robert Lawrence Barry

Robert Lawrence Barry currently services approximately 8 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Chairman
Dates of Service: June 2020 — Present
Responsibilities: Board Chairman, mentor, working very closely with Lori Arakaki Opticyte's CEO.

Other business experience in the past three years:
Employer: Stasys Medical
Title: Board Chairman
Dates of Service: April 2016 — Present
Responsibilities: Board Chairman contributing roughly 1 hr/wk
Employer: Morair Medtech
Title: Founder
Dates of Service: January 2020 — Present
Responsibilities: Oversee transition to strategic acquirer

Name: David Richard Ataide

David Richard Ataide's current primary role is with DRA Medical Advisors (self employed). David Richard Ataide currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member, Board of Directors
Dates of Service: July 2021 — Present
Responsibilities: As an Independent Director, exercise my fiduciary responsibilities. In addition, as an industry expert provide strategic guidance and access to my network of industry leaders and investors.
Other business experience in the past three years:

Employer: DRA Medical Advisors (self employed)
Title: Founder & Principal
Dates of Service: January 2013 — Present

Responsibilities: Sort consulting engagements on M&A projects.
Employer: Ivy Biomedical
Title: Member, Board of Directors
Dates of Service: April 2016 — Present
Responsibilities: Fiduciary responsibilities and strategic guidance.
Employer: BrainTemp Inc.
Title: Strategic Advisor
Dates of Service: August 2018 — Present
Responsibilities: Advise on strategy and tactics to introduce a new medical device to the marketplace.

Name: Stefan J Kraemer

Stefan J Kraemer's current primary role is with Creative Destruction Lab. Stefan J Kraemer currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member
Dates of Service: January 2023 — Present
Responsibilities: I am a board member with Opticyte. I bring a long expertise as surgeon, intensive care and ER physician, startup entrepreneur and over 12 years of working with major medical device companies to the table, especially also in critical care.
Other business experience in the past three years:

Employer: C.R. Bard and Becton Dickinson
Title: VP, Medical Affairs
Dates of Service: June 2010 — December 2020
Responsibilities: Lead Medical Affairs for BD Interventional businesses.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Lorilee Siu Lin Arakaki
Amount and nature of Beneficial ownership: 2,800,000
Percent of class: 24.7%

Title of class: Common Stock
Stockholder Name: Kenneth Schenkman
Amount and nature of Beneficial ownership: 2,800,000
Percent of class: 24.7%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Common Stock and Convertible Note.

Common Stock

Authorized: 42,200,000
Outstanding: 36,600,000
Voting Rights: One vote per share. Please see voting rights of securities sold in this offering below.
Material Rights:
The total amount outstanding includes 3,255,000 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 22,013,000 shares to be issued pursuant to stock options issued.

The amount outstanding does not include a maximum of 347,370 shares that may be issued to a current shareholder pursuant to an anti-dilution rights provision.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

Amount Outstanding: $2,327,771.96
Conversion Type: Preferred
Conversion Trigger: $2M in a preferred equity round
Valuation Cap: $4,500,000.00
Discount Rate: 25
Interest Rate: 6
Material Rights:
In the event that the Payor issues and sells shares of its Equity Securities to investors (the "Investors") on or Maturity Date in an equity financing with total proceeds to the Payor of not less than $2,000,000 (excluding the conversion of the Notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of the Note shall automatically convert in whole without any further action by the Holders into such Equity Securities at a conversion price equal to the lesser of (i) 75% of the price per share paid by the Investors purchasing the Equity Securities and (ii) the quotient obtained by dividing $4,500,000 by the total number of the Company's equity securities outstanding on a fully-diluted basis immediately prior to the Qualified Financing, and otherwise on the same terms and conditions as given to the Investors.

Convertible Note

Amount Outstanding: $1,475,453.31
Conversion Type: Preferred
Conversion Trigger: $2M in a preferred equity round
Valuation Cap: $6,000,000.00
Discount Rate: 25
Interest Rate: 8
Material Rights:
In the event that the Payor issues and sells shares of its Equity Securities to investors (the "Investors") on or Maturity Date in an equity financing with total proceeds to the Payor of not less than $2,000,000 (excluding the conversion of the Notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of the Note shall automatically convert in whole without any further action by the Holders into such Equity Securities at a conversion price equal to the lesser of (i) 75% of the price per share paid by the Investors purchasing the

Equity Securities and (ii) the quotient obtained by dividing $6,000,000 by the total number of the Company's equity securities outstanding on a fully-diluted basis immediately prior to the Qualified Financing, and otherwise on the same terms and conditions as given to the Investors.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. A current shareholder of the Company currently holds anti-dilution rights so their ownership in aggregate remains at at least 5% of Company's Fully-Diluted Shares through such time as the Company has raised an aggregate of $2,000,000 in a Qualified Financing.

  If the Company decides to issue more shares, or issues more shares pursuant to its anti-dilution obligation, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided

regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant

losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased

rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Opticyte Inc was formed on 5/27/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Opticyte Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright

protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or

operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Opticyte, Inc.
By /s/ *Lorilee Siu Lin Arakaki*
Title: CEO and Director

By /s/ *Lorilee Siu Lin Arakaki*
Name: Lorilee Siu Lin Arakaki
Title: CEO and Director

By /s/ *Lorilee Siu Lin Arakaki*
Name: Lorilee Siu Lin Arakaki
Title: Principal Accounting Officer

Exhibit A
FINANCIAL STATEMENTS

10:05 AM
04/08/26
Accrual Basis

Opticyte, Inc.
Balance Sheet
As of December 31, 2025

	Dec 31, 25
ASSETS	
Current Assets	
Checking/Savings	
Chase Checking 7862	19,506
Savings - Chase 9952	71,840
Total Checking/Savings	91,346
Total Current Assets	91,346
TOTAL ASSETS	**91,346**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	167,320
Credit Cards	3,235
Other Current Liabilities	
Convertible Notes	3,043,902
Total Other Current Liabilities	3,043,902
Total Current Liabilities	3,214,457
Total Liabilities	3,214,457
Equity	
Capital Contribution KS	272
Capital Contribution LA	272
Capital Contribution WC	272
Capital Stock	910
Retained Earnings	-2,593,835
Net Income	-531,002
Total Equity	-3,123,111
TOTAL LIABILITIES & EQUITY	**91,346**

10:05 AM

04/08/26

Accrual Basis

Opticyte, Inc.
Profit & Loss
January through December 2025

		Jan - Dec 25
Ordinary Income/Expense		
Expense		
Direct Costs		
Direct Salaries and Wages	66,737	
Direct Consultants	104,640	
Total Direct Costs		171,377
Indirect Costs		122,977
Payroll Expenses		
Indirect Salaries	5,051	
Payroll Taxes	5,534	
Employee Benefits	33,508	
Total Payroll Expenses		44,093
IR&D Expenses		192,581
Total Expense		531,027
Net Ordinary Income		-531,027
Other Income/Expense		
Other Income		25
Other Expense		0
Net Other Income		25
Net Income		**-531,002**

Opticyte, Inc.
Statement of Cash Flows
January through December 2025

	Jan - Dec 25
OPERATING ACTIVITIES	
Net Income	-531,002
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Payable	44,484
VISA - Chase	-2,851
Convertible Notes	447,652
Net cash provided by Operating Activities	-41,717
Net cash increase for period	-41,717
Cash at beginning of period	133,063
Cash at end of period	**91,346**

OPTICYTE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the Years Ended December 31, 2024 and December 31, 2025

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance — December 31, 2023	10,600,000	$ 1,060	$ 58,994	$ (2,615,819)	$ (2,555,765)
Share-based compensation			$ 10,799		10,799
Net loss				$ (694,846)	(694,846)
Balance — December 31, 2024	10,600,000	$ 1,060	$ 69,793	$ (3,310,665)	$ (3,239,812)
Issuance of restricted stock	732,000	$ 73	491	$	564
Share-based compensation		$	1,803	$	1,803
Net loss				$ (689,145)	(689,145)
Balance — December 31, 2025	11,332,000	$ 1,133	$ 72,087	$ (3,999,810)	$ (3,926,590)

See accompanying notes to financial statements.

OPTICYTE, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

I, Lori Arakaki, the CEO of Opticyte, Inc., hereby certify that the financial statements of Opticyte, Inc. and notes thereto for the periods ending December 31, 2025 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 24, 2026 (Date of Execution).

_____ (Signature)

_____CEO_____ (Title)

_____April 24, 2026_____ (Date)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

OPTICYTE, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	91,346	$	133,063
Total Current Assets		**91,346**		**133,063**
Security Deposit		-		-
Total Assets	$	**91,346**	$	**133,063**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Accounts Payable	$	169,379	$	124,895
Credit Cards		3,235		6,085
Current Portion Of Convertible Note		3,043,902		875,000
Accrued Interest On Convertible Notes		793,623		637,848
Other Current Liabilities		7,797		7,797
Total Current Liabilities		**4,017,936**		**1,651,625**
Convertible Note		-		1,721,250
Total Liabilities		**4,017,936**		**3,372,875**
STOCKHOLDERS' DEFICIT				
Common Stock		1,133		1,060
Additional Paid In Capital		72,087		69,793
Accumulated Deficit		(3,999,810)		(3,310,665)
Total Stockholders' Deficit		**(3,926,590)**		**(3,239,812)**
Total Liabilities And Stockholders' Deficit	$	**91,346**	$	**133,063**

See accompanying notes to financial statements.

OPTICYTE, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For The Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost Of Revenue	-	-
Gross Profit/(Loss)	**-**	**-**
Operating Expenses		
General And Administrative	340,812	371,549
Research and Development	192,583	354,758
Total Operating Expenses	**533,395**	**726,307**
Operating Loss	**(533,395)**	**(726,307)**
Interest Expense	155,775	145,454
Grant Income	-	(112,500)
Other Income	25	64,415
Loss Before Provision For Income Taxes	**(689,145)**	**(694,846)**
Provision/(Benefit) For Income Taxes	-	-
Net Loss	**$ (689,145)**	**$ (694,846)**

See accompanying notes to financial statements.

OPTICYTE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

USD $ in Dollars	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance—December 31, 2023	**10,600,000**	**$ 1,060**	**$ 58,994**	**$ (2,615,819)**	**$ (2,555,765)**
Share-Based Compensation	-	-	10,799	-	10,799
Net Loss	-	-	-	(694,846)	(694,846)
Balance—December 31, 2024	**10,600,000**	**$ 1,060**	**$ 69,793**	**$ (3,310,665)**	**$ (3,239,812)**
Issuance of Restricted Stock	732,000	$ 73	490		564
Share-Based Compensation	-	-	1,803	-	1,803
Net Loss	-	-	-	(689,145)	(689,145)
Balance—December 31, 2025	**11,332,000**	**$ 1,133**	**$ 72,087**	**$ (3,999,810)**	**$ (3,926,590)**

See accompanying notes to financial statements.

OPTICYTE, INC.
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For The Years Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(689,145)	$	(694,846)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:				
Share-Based Compensation		2,367		10,799
Accrued Interest On Convertible Notes		155,775		145,454
Changes In Operating Assets And Liabilities:				
Accounts Payable		44,484		93,091
Credit Cards		(2,850)		(5,647)
Other Current Liabilities		-		7,646
Security Deposit		-		3,256
Net Cash Used In Operating Activities		**(489,369)**		**(440,247)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing On Convertible Notes		447,652		380,000
Net Cash Provided By Financing Activities		**447,652**		**380,000**
Change In Cash		**(41,717)**		**(60,247)**
Cash—Beginning Of The Year		133,063		193,310
Cash —End Of The Year	$	**91,346**	$	**133,063**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	-	$	-
Cash paid during the year for income taxes			$	-

See accompanying notes to financial statements.

OPTICYTE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

1. NATURE OF OPERATION

Opticyte, Inc. was incorporated on May 27, 2016, in Delaware. The financial statements of Opticyte, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

Opticyte aims to commercialize the first and only medical device to enable clinicians to quickly, noninvasively and accurately detect oxygen deficiency in organs so they can immediately respond to prevent organ failure. The company believes its VitalO2 device will become the standard of care in patient monitoring in a variety of clinical settings, including Urgent Care, emergency departments (EDs), intensive care units (ICUs), operating rooms (ORs), ambulances, and long-term care facilities. Opticyte's core competencies include precision optical spectroscopy and advanced chemometric spectral analysis, broad clinical expertise with critically ill patients, and extensive experience with medical device company development, FDA clearance, sales, and distribution. Opticyte has raised private capital and been awarded a Phase I STTR, a Phase II SBIR, and a Phase IIB SBIR from NIH.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and security deposits. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, and ASC 958-605, Not-for-Profit Entities – Revenue Recognition for grant income. Under ASC 606, revenue is recognized when the Company transfers promised goods or services to a customer in an amount that reflects the consideration to which it expects to be entitled. The Company follows a five-step model: (1) identification of a contract with a customer, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of the transaction price to the performance obligations, and (5) recognition of revenue when or as the performance obligations are satisfied.

Since the Company is in a pre-revenue stage, no product or service-based revenue was recorded for the period. The company has not started its operations yet and is in the pre-revenue stage.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Under this guidance, the Company measures the cost of equity-based awards granted to employees, directors, and non-employee service providers based on the grant-date fair value of the award.

The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model, which requires management to make certain assumptions including the expected term of the award, expected volatility of the Company's common stock, risk-free interest rate, and expected dividend yield.

The risk-free interest rate is based on yields of U.S. Treasury securities with maturities consistent with the expected term of the options. The expected term for employee stock options is estimated using the simplified method, which considers the midpoint between the vesting term and the contractual life of the option. Because the Company's common stock is not publicly traded and does not have sufficient historical trading data, the expected volatility is estimated based on the historical volatility of comparable publicly traded companies within the Company's industry. The expected dividend yield is assumed to be zero, as the Company has not historically paid dividends and does not currently anticipate paying dividends in the foreseeable future.

The Company estimates the fair value of its common stock for purposes of determining the grant-date fair value of stock options based on available information, including recent sales of the Company's common stock to third parties and other relevant valuation considerations.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. Forfeitures are recognized as they occur.

Convertible Notes

Convertible notes are accounted for in accordance with ASC 470 and ASC 815. If the embedded conversion features require bifurcation, they are recorded separately as derivative liabilities at fair value. If not bifurcated, the notes are measured at amortized cost, and any premium, discount, or beneficial conversion feature is amortized over the term of the note.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Related Party Transactions

The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2025	2024
Payroll Payable	$ 7,797	$ 7,797
Total Other Current Liabilities	**$ 7,797**	**$ 7,797**

4.   DEBT

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 31, 2025			As of December 31, 2024		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes	$ 110,250	6.00%	2016	12/31/2026	$ 110,250	$ -	$ 110,250	$ -	$ 110,250	$ 110,250
Convertible Notes	333,500	6.00%	2017	12/31/2026	$ 333,500	$ -	$ 333,500	-	333,500	333,500
Convertible Notes	90,000	6.00%	2018	12/31/2026	$ 90,000	$ -	$ 90,000	-	90,000	90,000
Convertible Notes	460,000	6.00%	2019	12/31/2026	$ 460,000	$ -	$ 460,000	-	460,000	460,000
Convertible Notes	727,500	6.00%	2020	12/31/2026	$ 727,500	$ -	$ 727,500	-	727,500	727,500
Convertible Notes	495,000	6.00%	2023	12/31/2026	$ 495,000	$ -	$ 495,000	495,000	-	495,000
Convertible Notes	380,000	6.00%	2024	12/31/2026	$ 380,000	$ -	$ 380,000	380,000	-	380,000
Convertible Notes	447,652	8.00%	2025	12/31/2026	$ 447,652	$ -	$ 447,652	447,652	-	447,652
Total					**$ 3,043,902**		**$ 3,043,902**	**$ 875,000**	**$1,721,250**	**$ 2,596,250**

In the event that the Payor issues and sells shares of its Equity Securities to investors (the "Investors") on or Maturity Date in an equity financing with total proceeds to the Payor of not less than $2,000,000 (excluding the conversion of the Notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holders into such Equity Securities at a conversion price equal to the lesser of (i) 75% of the price per share paid by the Investors purchasing the Equity Securities and (ii) the quotient obtained by dividing $6,000,000 by the total number of the Company's equity securities outstanding on a fully-diluted basis immediately prior to the Qualified Financing, and otherwise on the same terms and conditions as given to the Investors. The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost, as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

5. SHARE-BASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 19,400,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	2025	2024
Expected Life (Years)	10.00	10.00
Risk-Free Interest Rate	4.20%	3.95%
Expected Volatility	75%	75%
Annual Dividend Yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	18,863,000	$ 0.058	4.78
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	18,863,000	$ 0.058	4.06
Exercisable Options at December 31, 2024	16,294,573	$ 0.058	4.06
Granted	7,650,000	0.07	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2025	26,513,000	$ 0.003	6.23
Exercisable Options at December 31, 2025	16,941,448	$ 0.003	6.23

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2025, and 2024, the Company recognized stock-based compensation expenses of $1,803 and $10,799, respectively.

Restricted Stock
A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2023	-	$ -	-
Granted	-		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2024	-	$ 0	-
Granted	732,000	$ 0.003	
Vested	-	-	
Forfeited	-	-	
Outstanding at December 31, 2025	732,000	$ 0.003	9.26

OPTICYTE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2025 was $564.

6. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 42,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2025, and 2024, 11,332,000 and 10,600,000 shares of common stock have been issued and outstanding, respectively.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

As of December 31,	2025	2024
Net Operating Loss	$ (60,920)	$ (36,203)
Valuation Allowance	60,920	33,462
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (142,765)	$ (69,665)
Valuation Allowance	142,765	69,665
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,614,993. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

8. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to various local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2025, and 2024.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has incurred recurring losses from operations and had a net loss of approximately $689,145 for the year ended December 31, 2025. As of that date, the Company had limited cash resources of approximately $91,346. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

Management plans to address these conditions through a combination of raising additional capital, generating revenue from operations, and managing operating expenses. However, there can be no assurance that these plans will be successful.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

11. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.

I, Lorilee S. Arakaki, the Chief Executive Officer (Principal Executive Officer) of Opticyte, Inc., hereby certify that the financial statements of Opticyte, Inc. and notes thereto for the periods ending 12/31/2024 and 12/31/2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of -$96,979; taxable income of -$574,372 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 23, 2026 (Date of Execution).

_____ (Signature)

_____CEO_____ (Title)

_____April 23, 2026_____ (Date)